[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------


July 18, 2006


Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance


Re:  W. R. Berkley Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 13, 2006
     File No. 1-15202

Dear Mr. Rosenberg:

     On behalf of W. R. Berkley Corporation ("Berkley" or the "Company"), set forth below are Berkley's responses to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided orally on June 12, 2006. For your convenience, we have set forth below a summary of the Staff's comment in italics, followed by Berkley's response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2005 (the "2005 Form 10-K")

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reserves for Losses and Loss Expenses, page 3

1. Please discuss whether, and to what extent, management has adjusted each key assumption used in calculating the most recent estimate of the [loss] reserves, given the historical changes, current trends and any other factors observed.

     In response to this comment, Berkley proposes to expand its disclosure and to explicitly state that it does review and adjust each key actuarial assumption used in calculating its

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 18, 2006
Page 2


     most recent estimate of loss reserves. The disclosure proposed below would commence with its Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2006.(1)

          The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of ultimate losses and reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

          Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of

----------------------------
(1) The first two paragraphs below were previously included in Berkley's Form 10-Q for the first quarter of 2006; the following two paragraphs were previously proposed in our correspondence with the Staff of May 25, 2006.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 18, 2006
Page 3


          claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

          Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses ("IBNR") (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is little paid or incurred loss data to consider.

          Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2005, initial loss estimates for accident years 1996 through 2004 were increased by an average of 6% for lines with short reporting lags and by an average of 37% for lines with long reporting lags. For the latest accident year ended December 31, 2005, initial loss estimates were $1.5 billion for lines with short reporting lags and $1.0 billion for lines with long reporting lags.

          The key assumptions used in calculating the most recent estimate of loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. For example, in 2005 loss reserves for our commercial transportation business were increased to reflect an observed trend of higher severity losses and loss reserves for our

Mr. Jim B. Rosenberg
Securities and Exchange Commission
July 18, 2006
Page 4


          California workers' compensation business were decreased to reflect an observed trend of lower severity losses following the enactment of legislative reforms.

      As described in its MD&A disclosure included in its Form 10-Q for the first quarter of 2006, Berkley prepares separate quarterly actuarial analyses for each of its operating units. In fact, twenty-three such analyses were prepared for its March 31, 2006 reserve estimate. Each of these actuarial analyses has its own set of unique key assumptions that are reviewed and revised, if necessary, each quarter. Berkley does not believe that providing specific details regarding the assumptions and adjustments thereto for each of these analyses is either practicable or useful to investors, particularly in light of the significantly expanded discussion of its loss reserve policies now included in Berkley's periodic reports.

      On behalf of Berkley, we hereby acknowledge that:

      o Berkley is responsible for the adequacy and accuracy of the disclosure in its 2005 Form 10-K;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Berkley's 2005 Form 10-K; and

      o Berkley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

Enclosures

cc:  Lisa K. Vanjoske
     Dana Hartz
     Eugene G. Ballard
     Ira S. Lederman, Esq.